UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Translation of registrant’s name into English)

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement; Unregistered Sales of Equity Securities

On May 25, 2022, ReTo Eco-Solutions, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with Hainan Tashanshi Digital Information Co., Ltd. (the “Investor”), a limited liability company incorporated in the People’s Republic of China, pursuant to which the Company agreed to sell to the Investor an aggregate of 5,970,000 common shares (the “Shares”), par value $0.001 per share, at $0.60 per share, for aggregate gross proceeds of $3,582,000. The transaction was closed on May 25, 2022 and the Company issued 5,970,000 Shares to the designees of the Investor. The 5,970,000 Shares represented approximately 16.08% of the issued and outstanding Shares of the Company immediately prior to the issuance.

The issuance of the Shares was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Regulation S promulgated under of the Securities Act since the Shares were issued to non-U.S. persons (as defined under Rule 902 section (k)(2)(i) of Regulation S) in an offshore transaction, and no directed selling efforts were made in the United States by the Company, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing. The Shares are subject to transfer restrictions, and the certificates evidencing the Shares contain an appropriate legend stating that the Shares are not registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Financial Statements and Exhibits.

(d) Exhibits.

The following is filed as an exhibit to this report:

Exhibit Number	Exhibit

10.1*	Securities Purchase Agreement, dated May 25, 2022, by and between ReTo Eco-Solutions, Inc. and Hainan Tashanshi Digital Information Co., Ltd

*The exhibit to this Exhibit has been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2022

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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